UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 02, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 02 December 2019
Exhibit No. 2	Publication of Final Terms dated 09 December 2019
Exhibit No. 3	Directorate Change dated 16 December 2019
Exhibit No. 4	Director/PDMR Shareholding dated 16 December 2019
Exhibit No. 5	2019 Bank of England stress test result dated 16 December 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 02, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

2 December 2019

Barclays PLC - Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 November 2019, Barclays PLC's issued share capital consists of 17,314,412,078 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure (17,314,412,078) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Lisa Bartrip	Tom Hoskin
+44 (0) 20 7773 0708	+44 (0) 20 7116 4755

Exhibit No. 2

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays PLC's issue of EUR 750,000,000 0.750 per cent. Reset Notes due 2025 under the Barclays PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2566W_1-2019-12-9.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 5 March 2019, and the supplemental base prospectuses dated 26 April 2019, 2 August 2019, 13 September 2019 and 28 October 2019 which together constitute a base prospectus (the "Prospectus") for the purposes of Directive 2003/71/EC, as amended or superseded, and as implemented by any relevant implementing measure in the relevant Member State.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS AND THE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus you must ascertain from the Final Terms and the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

 Exhibit No. 3

16 December 2019

Barclays PLC

 and

Barclays Bank PLC

Barclays Non-executive Director resignation

Barclays PLC and Barclays Bank PLC (Barclays) confirm that Matthew Lester has informed the Company of his intention to step down from his role as a Non-executive Director of Barclays PLC and Barclays Bank PLC, and as a member of its Risk and Audit Committees, with effect from 1 January 2020. Matthew's decision to step down from Barclays follows his appointment as Chairman of Kier Group plc effective 1 January 2020. The Board would like to thank Matthew for his contribution to Barclays during his tenure.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
James Johnson	Tom Hoskin
+44 (0) 20 7116 7233	+44 (0) 20 7116 4755

About Barclays
Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

Exhibit No. 4

16 December 2019

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 7 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 65,625 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	158,475
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 58,973 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	111,269
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over three or five years. After the settlement of tax and social security, the individual described above received 50,038 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	94,410
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	President of Barclays Bank PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 65,768 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	148,359
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Head of Corporate Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 25,913 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	48,891
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 June 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over three or five years. After the settlement of tax and social security, the individual described above received 64,211 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.5038 per share	121,151
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Dainton
2	Reason for the notification
a)	Position/status	Global Head of Markets
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 30 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 97,395 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536	183,764
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 14,297 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	26,974
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 67,909 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	128,129
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Joseph McGrath
2	Reason for the notification
a)	Position/status	Global Head of Banking
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 92,983 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	182,212
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 32,167 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	60,692
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 51,825 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	97,782
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking and Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share elementof the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 58,973 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	111,269
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2019. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year). After the settlement of tax and social security, the individual described above received 71,016 Shares.

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross number of Shares received
		£1.8536 per share	144,988
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2019-12-13
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0)20 7116 4755

James Johnson
+44 (0)20 7116 7233

 Exhibit No. 5

16 December 2019

Barclays PLC

Barclays passes the 2019 Bank of England stress test

Barclays PLC ("Barclays") notes the publication today of stress test outcomes for UK banks by the Bank of England ("BoE"). Under the BoE's assessment, Barclays passed the stress test with a 8.9% minimum stressed transitional Common Equity Tier 1 ("CET1") ratio after taking account of strategic management actions including CRD IV distribution restrictions. Barclays therefore comfortably exceeded the stress test hurdle rate of 8.1%.

The minimum stressed transitional UK Tier 1 leverage ratio of 3.8%, after taking account of strategic management actions including CRD IV distribution restrictions, also exceeded the 2019 transitional stress test hurdle rate of 3.6%.

As a result, Barclays' CET1 ratio target of c.13.5% is not currently expected to change and its capital distribution expectations are not impacted. The CET1 ratio continues to be the binding capital constraint for Barclays.

The BoE assesses banks' performance on a transitional basis for IFRS9 but, for transparency purposes, has also published the stress test results on a hypothetical non-transitional basis. Under this assessment, Barclays' minimum stressed non-transitional CET1 ratio was 6.5% and UK Tier 1 leverage ratio was 3.0%, after taking account of strategic management actions including CRD IV distribution restrictions.  The 2019 non-transitional hurdle rates of 7.0% and 3.25%, respectively, are hypothetical and subject to change in future years.

With regard to the non-transitional basis, Barclays welcomes the comments made by the BoE in the Financial Stability Report published today (link), which discusses options for an enduring approach to the treatment of IFRS9 in future stress tests and is consistent with the principle stated previously that the interaction of IFRS9 and the stress test should not result in an unwarranted de facto increase in capital requirements. Barclays welcomes the opportunity to share its views on these options with the BoE in 2020.

The BoE stress test results for UK banks can be found on the BoE website at https://www.bankofengland.co.uk/stress-testing/2019/bank-of-england-stress-testing-results

- Ends -

For further information, please contact:

Investor Relations                                                          Media Relations
Adam Strachan                                                                Tom Hoskin
+ 1 212 526 8442                                                             + 44 (0) 20 7116 6927

James Johnson
+ 44 (0) 207 116 7233

About Barclays

Barclays is a transatlantic consumer and wholesale bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 83,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group. These statements are based on the current beliefs and expectations of Barclays' management and are subject to significant risks and uncertainties. Actual outcomes may differ materially from those expressed in the forward-looking statements. Factors that could impact Barclays' future financial condition and performance are identified in our filings with the Securities and Exchange Commission ("SEC") (including, without limitation, our Annual Report on Form 20-F for the fiscal year  ended 31 December 2018) which are available on the SEC's website (www.sec.gov). Subject to Barclays' obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any the forward-looking statements whether as a result of new information, future events or otherwise.

No statement in this document is intended as a profit forecast and no statement in this document should be interpreted to mean that the earnings per share for the current or future years would necessarily match or exceed the historical published earnings per share.